Free Writing Prospectus

(To the Prospectus dated August 31, 2007,

Prospectus Supplement dated September 4, 2007, Index Supplement dated

September 4, 2007 and Information Supplement dated December 12, 2007)

Filed Pursuant to Rule 433 Registration No. 333-145845 January 15, 2008

$

Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components,

Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100™ Index

and the Nikkei® 225 Index due January 30, 2009

Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek at maturity a return of two times the appreciation of each component underlying in a weighted basket of three buffered return enhanced components, consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100™ Index and the Nikkei® 225 Index, each of which is subject to a different maximum return as described below. Investors should be willing to forgo interest and dividend payments and, if the component underlying declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing January 30, 2009†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about January 18, 2008 and are expected to issue on or about January 23, 2008.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of three buffered return enhanced components (each a “basket component”, and together, the “basket components”), each linked to an equity index (each a “component underlying”, and together, the “component underlyings”), weighted as indicated:

	Component Underlying	Weighting	Buffer Percentage	Upside Leverage Factor	Maximum Return*	Downside Leverage Factor
	Dow Jones EURO STOXX 50® Index	45.00%	10%	2	13.80%	1.1111
	FTSE 100™ Index	30.00%	10%	2	13.50%	1.1111
	Nikkei® 225 Index	25.00%	10%	2	16.60%	1.1111

*  The actual maximum return for each basket component will be set on the pricing date and will not be less than the applicable percentage set forth in the table above. The maximum payment at maturity, based on the percentages set forth above, is $1,144.10 per $1,000 principal amount of Notes.

Payment at Maturity:

The amount you will receive at maturity is based on the basket return, which in turn is based on the performance of the basket components. At maturity, your payment per $1,000 principal amount of Notes will be calculated as follows:

$1,000 + ($1,000 x Basket Return)

Basket Return:	The basket performance will be calculated as follows: W(i) = the weighting of each basket component. CR(i) = the component return of each basket component.

Component Return:

With respect to each basket component, the component return will be calculated as follows:

If the final level of the component underlying is greater than its initial level, then the component return for such component underlying is equal to the underlying return multiplied by the upside leverage factor, subject to the maximum return for such basket component. Accordingly, in respect of each basket component, if the underlying return for such basket component is greater than or equal to the maximum return for such basket component, then the component return for such basket component is equal to the maximum return for such basket component.

If the final level of the component underlying is equal to its initial level or is less than its initial level by not more than the buffer percentage, then the component return for such component underlying is equal to zero.

If the final level of the component underlying is less than its initial level by more than the buffer percentage, then the component return for such component underlying is equal to (a) the sum of the underlying return and the buffer percentage multiplied by (b) the downside leverage factor.

For each basket component, if the final level of the applicable component underlying declines from its initial level by more than 10%, your return on the Notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.

Underlying Return:	With respect to each component underlying, the performance of the component underlying from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[•] with respect to Dow Jones EURO STOXX 50® Index, [•] with respect to FTSE 100™ Index and [•] with respect to Nikkei® 225 Index, which in each case is the closing level on the pricing date.

Final Level:	With respect to each component underlying, the arithmetic average of the closing levels on each of the five averaging dates.

Averaging Dates:	January 21, 2009†, January 22, 2009†, January 23, 2009†, January 26, 2009† and January 27, 2009† (the “final averaging date”)

Maturity Date:	January 30, 2009†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738R BQ8 and US06738RBQ83

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “ Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$
[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical underlying return for each component underlying and the corresponding component return for each basket component. The hypothetical underlying returns and component returns set forth below assume an initial level of 4,236.68 for the Dow Jones EURO STOXX 50® Index, 6,215.70 for the FTSE 100™ Index and 14,110.79 for the Nikkei® 225 Index, and a maximum return of 13.80% for the Dow Jones EURO STOXX 50® Index, 13.50% for the FTSE 100™ Index and 16.60% for the Nikkei® 225 Index. The hypothetical underlying returns and component returns set forth below are for illustrative purposes only and may not be the actual underlying returns and component returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Dow Jones EURO STOXX 50® Index			FTSE 100™ Index			Nikkei® 225 Index
Final Level	Underlying Return	Component Return	Final Level	Underlying Return	Component Return	Final Level	Underlying Return	Component Return
7,626.02	80.00%	13.80%	11,188.26	80.00%	13.50%	25,399.42	80.00%	16.60%
6,990.52	65.00%	13.80%	10,255.91	65.00%	13.50%	23,282.80	65.00%	16.60%
6,355.02	50.00%	13.80%	9,323.55	50.00%	13.50%	21,166.19	50.00%	16.60%
5,931.35	40.00%	13.80%	8,701.98	40.00%	13.50%	19,755.11	40.00%	16.60%
5,507.68	30.00%	13.80%	8,080.41	30.00%	13.50%	18,344.03	30.00%	16.60%
5,084.02	20.00%	13.80%	7,458.84	20.00%	13.50%	16,932.95	20.00%	16.60%
4,660.35	10.00%	13.80%	6,837.27	10.00%	13.50%	15,521.87	10.00%	16.60%
4,575.61	8.00%	13.80%	6,712.96	8.00%	13.50%	15,239.65	8.00%	16.00%
4,533.25	7.00%	13.80%	6,650.80	7.00%	13.50%	15,098.55	7.00%	14.00%
4,490.88	6.00%	12.00%	6,588.64	6.00%	12.00%	14,957.44	6.00%	12.00%
4,448.51	5.00%	10.00%	6,526.49	5.00%	10.00%	14,816.33	5.00%	10.00%
4,236.68	0.00%	0.00%	6,215.70	0.00%	0.00%	14,110.79	0.00%	0.00%
4,024.85	-5.00%	0.00%	5,904.92	-5.00%	0.00%	13,405.25	-5.00%	0.00%
3,813.01	-10.00%	0.00%	5,594.13	-10.00%	0.00%	12,699.71	-10.00%	0.00%
3,389.34	-20.00%	-11.11%	4,972.56	-20.00%	-11.11%	11,288.63	-20.00%	-11.11%
2,965.68	-30.00%	-22.22%	4,350.99	-30.00%	-22.22%	9,877.55	-30.00%	-22.22%
2,542.01	-40.00%	-33.33%	3,729.42	-40.00%	-33.33%	8,466.47	-40.00%	-33.33%
2,118.34	-50.00%	-44.44%	3,107.85	-50.00%	-44.44%	7,055.40	-50.00%	-44.44%
1,694.67	-60.00%	-55.56%	2,486.28	-60.00%	-55.56%	5,644.32	-60.00%	-55.56%
1,271.00	-70.00%	-66.67%	1,864.71	-70.00%	-66.67%	4,233.24	-70.00%	-66.67%
847.34	-80.00%	-77.78%	1,243.14	-80.00%	-77.78%	2,822.16	-80.00%	-77.78%
423.67	-90.00%	-88.89%	621.57	-90.00%	-88.89%	1,411.08	-90.00%	-88.89%
0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the underlying return for each component underlying and the corresponding component return for each basket component set forth in the table above are calculated.

Example 1: The level of the Dow Jones EURO STOXX 50® Index increases from an initial level of 4,236.68 to a final level of 4,490.88, the FTSE 100™ Index increases from an initial level of 6,215.70 to a final level of 6,526.49, and the level of the Nikkei® 225 Index increases from an initial level of 14,110.79 to a final level of 15,239.65.

Because the final level of each component underlying is greater than its initial level, and each of the underlying return of 6.00% for the Dow Jones EURO STOXX 50® Index, 5.00% for the FTSE 100™ Index and 8.00% for the Nikkei® 225 Index, each multiplied by 2, does not exceed the applicable maximum return of 13.80%, 13.50% and 16.60%, respectively, the basket return is calculated as follows:

[(6% x 2) x 45%] + [(5% x 2) x 30%] + [(8% x 2) x 25%] = 12.4%

Accordingly, the investor receives a payment at maturity of $1,124 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + ($1,000 x 12.4%) = $1,124

Example 2: The level of the Dow Jones EURO STOXX 50® Index increases from an initial level of 4,236.68 to a final level of 5,084.02, the FTSE 100™ Index increases from an initial level of 6,215.70 to a final level of 8,080.41, and the level of the Nikkei® 225 Index increases from an initial level of 14,110.79 to a final level of 19,755.11.

Because the final level of each component underlying is greater than its initial level, and each of the underlying return of 20.00% for the Dow Jones EURO STOXX 50® Index, 30.00% for the FTSE 100™ Index and 40.00% for the Nikkei® 225 Index, each multiplied by 2, exceeds the applicable maximum return of 13.80%, 13.50% and 16.60%, respectively, the basket return is calculated as follows:

(13.80% x 45%) + (13.50% x 30%) + (16.60% x 25%) = 14.41%

Accordingly, the investor receives a payment at maturity of $1,144.10 per $1,000 principal amount of Notes, which reflects the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 x 14.41%) = $1,144.10

Example 3: The level of the Dow Jones EURO STOXX 50® Index increases from an initial level of 4,236.68 to a final level of 4,660.35, the FTSE 100™ Index increases from an initial level of 6,215.70 to a final level of 6,588.64, and the level of the Nikkei® 225 Index increases from an initial level of 14,110.79 to a final level of 15,239.65.

Because the final level of each component underlying is greater than its initial level, and the underlying return of 10.00% for the Dow Jones EURO STOXX 50® Index multiplied by 2 exceeds the applicable maximum return of 13.80%, while each of the underlying

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return of 6.00% for the FTSE 100™ Index and 8.00% for the Nikkei® 225 Index, each multiplied by 2, does not exceed the applicable maximum return of 13.50% and 16.60%, respectively, the basket return is calculated as follows:

(13.80% x 45%) + [(6% x 2) x 30%] + [(8% x 2) x 25%] = 13.81%

Accordingly, the investor receives a payment at maturity of $1,138.10 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + ($1,000 x 13.81%) = $1,138.10

Example 4: The level of the Dow Jones EURO STOXX 50® Index decreases from an initial level of 4,236.68 to a final level of 4,024.85, the FTSE 100™ Index decreases from an initial level of 6,215.70 to a final level of 5,904.92, and the level of the Nikkei® 225 Index decreases from an initial level of 14,110.79 to a final level of 13,405.25.

Because the final level of each component underlying is less than its initial level by not more than 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of Notes.

Example 5: The level of the Dow Jones EURO STOXX 50® Index decreases from an initial level of 4,236.68 to a final level of 2,965.68, the FTSE 100™ Index decreases from an initial level of 6,215.70 to a final level of 4,972.56, and the level of the Nikkei® 225 Index decreases from an initial level of 14,110.79 to a final level of 8,466.47.

Because the final level of each component underlying is less than its initial level by more than 10%, the basket return is calculated as follows:

{[(-30% + 10%) x 1.1111] x 45%} + {[(-20% + 10%) x 1.1111] x 30%} + {[(-40% + 10%) x 1.1111) x 25%} = -21.67%

Accordingly, the investor receives a payment at maturity of $783.30 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + ($1,000 x –21.67%) = $783.30

Example 6: The level of the Dow Jones EURO STOXX 50® Index decreases from an initial level of 4,236.68 to a final level of 2,965.68, the FTSE 100™ Index decreases from an initial level of 6,215.70 to a final level of 5,904.92, and the level of the Nikkei® 225 Index decreases from an initial level of 14,110.79 to a final level of 8,466.47. Because the final level of the FTSE 100™ Index is less than its initial level by not more than 10% and the final level of each of the other component underlyings is less than its initial level by more than 10%, the basket return is calculated as follows:

{[(-30% + 10%) x 1.1111] x 45%} + 0% + {[(-40% + 10%) x 1.1111) x 25%} = -18.33%

Accordingly, the investor receives a payment at maturity of $816.70 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + ($1,000 x –18.33%) = $816.70

Example 7: The level of the Dow Jones EURO STOXX 50® Index increases from an initial level of 4,236.68 to a final level of 4,490.88, the FTSE 100™ Index decreases from an initial level of 6,215.70 to a final level of 4,972.56, and the level of the Nikkei® 225 Index decreases from an initial level of 14,110.79 to a final level of 9,877.55.

Because the final level of the Dow Jones EURO STOXX 50® Index is greater than its initial level, and the underlying return of 6.00% multiplied by 2 does not exceed the applicable maximum return of 13.80%, and the final level of each of the other component underlyings is less than its initial level by more than 10%, the basket return is calculated as follows:

[(6% x 2) x 45%] + {[(-20% + 10%) x 1.1111] x 30%} + {[(-30% + 10%) x 1.1111) x 25%} = -3.49%

Accordingly, the investor receives a payment at maturity of $965.10 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + ($1,000 x –3.49%) = $965.10

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive underlying return for each component underlying by two, up to the maximum return of 13.80% for the Dow Jones EURO STOXX 50® Index, 13.50% for the FTSE 100™ Index and 16.60% for the Nikkei® 225 Index. Accordingly, your maximum payment at maturity is $1,144.10 for every $1,000 principal amount of Notes. The actual maximum return on each component underlying will be set on the pricing date and will not be less than 13.80% for the Dow Jones EURO STOXX 50® Index, 13.50% for the FTSE 100™ Index and 16.60% for the Nikkei® 225 Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level of each component underlying, as compared to the applicable initial level, of up to 10%. If the final level of a component underlying declines by more than 10%, for every 1% decline of the component underlying beyond 10%, the component return for the basket component linked to such component underlying will be reduced by 1.1111%.

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Diversification Among the Basket Components—The return on the Notes is linked to a weighted basket consisting of three buffered return enhanced components, each linked to the Dow Jones EURO STOXX 50® Index, the FTSE 100™ Index and the Nikkei® 225 Index, respectively. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Dow Jones EURO STOXX 50® Index, see the information set forth under “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement.

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The FTSE 100™ Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. For additional information about the FTSE 100™ Index, see the information set forth under “Equity Indices—FTSE 100TM Index” in the index supplement. The Nikkei® 225 Index is a price-weighted stock index that measures the composite price performance of 225 underlying stocks trading on the First Section of the Tokyo Stock Exchange, Inc. For additional information about the Nikkei® 225 Index, see the information set forth under “Equity Indices—Nikkei® 225 Index” in the index supplement.

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Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

This free writing prospectus has not been reviewed by our special tax counsel, Sullivan & Cromwell LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components, the component underlyings or any of the component stocks of the component underlyings. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the component underlyings and will depend on whether, and the extent to which, the underlying return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final level for any component underlying beyond the 10% buffer percentage as compared to the initial level.

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The Component Return for Each Basket Component Is Limited to the Applicable Maximum Return—If the final level of a component underlying is greater than its initial level, the component return for the basket component linked to such component underlying will not exceed a predetermined percentage, regardless of the appreciation in the component underlying, which may be significant. We refer to this percentage for each basket component as the maximum return, which will be set on the pricing date and will not be less 13.80% for the Dow Jones EURO STOXX 50® Index, 13.50% for the FTSE 100™ Index and 16.60% for the Nikkei® 225 Index. Assuming the maximum return for each basket component is equal to the applicable percentage set forth in the immediately preceding sentence, you payment at maturity will not exceed $1,144.10 for each $1,000 principal amount of Notes.

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Changes in the Values of the Component Underlyings May Offset Each Other—Movements in the component underlyings may not correlate with each other. At a time when the level of one or more of the component underlyings increases, the level of the other component underlyings may not increase as much or may even decline. Therefore, in calculating the basket return, increases in the level of one or more of the component underlyings may be moderated, or more than offset, by lesser increases or declines in the level of the other component underlying or component underlyings. For example, assuming the maximum return for each basket component is equal to the applicable percentage set forth on the first

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page of this free writing prospectus, the negative component return resulting from a 30% decline in the final level of the Dow Jones EURO STOXX 50® Index, as compared to its initial level, would more than offset the positive component returns resulting from any and all appreciation in both the FTSE 100™ Index and the Nikkei® 225 Index, which appreciation may be significant.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the component underlyings would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the component underylings are denominated, although any currency fluctuations could affect the performance of the basket components. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the component underlyings on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the component underlyings;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the component underlyings;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. Dollar and the currency in which the stocks composing the component underlyings are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S.

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Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

Historical Information

The following graphs set forth the historical performance of the component underlyings based on the daily closing levels from January 7, 2002 through January 11, 2008 in the case of the Nikkei® 225 Index and January 14, 2008 in the case of the Dow Jones EURO STOXX 50® Index and the FTSE 100™ Index. The closing level of the Dow Jones EURO STOXX 50® Index on January 14, 2008 was 4,236.68, the closing level of the FTSE 100™ Index on January 14, 2008 was 6,215.70, and the closing level of the Nikkei® 225 Index on January 11, 2008 was 14,110.79.

We obtained the component underlyings closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the component underlyings should not be taken as an indication of future performance, and no assurance can be given as to the component underlyings closing levels on any of the averaging dates. We cannot give you assurance that the performance of the component underlyings will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to

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purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the second business day following the expected pricing date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement.

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